Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2008	2007	2006	2005	2004
Pre-tax income—continuing operations	$151,304	$132,626	$93,756	$66,383	$77,458
Pre-tax income—discontinued operations	—	—	15,995	15,583	19,010
Pre-tax gain on sale of discontinued operations	—	—	77,777	—	—

Total pre-tax income	$151,304	$132,626	$187,528	$81,966	$96,468

Fixed charges
Interest expense	$23,694	$20,480	$12,821	$10,983	$7,903
Amortization of debt costs	1,048	2,471	917	897	727
Imputed interest on rent expense	2,374	1,927	1,391	1,391	867
Interest credited to contractholders	14,736	17,819	18,346	19,069	18,617

Total fixed charges	$41,852	$42,697	$33,475	$32,340	$28,114

Computation
Total earnings and fixed charges	$193,156	$175,323	$221,003	$114,306	$124,582

Ratio of earnings to fixed charges	4.62	4.11	6.60	3.53	4.43